December 5, 2025

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 268

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from Kim McManus of the staff of the Securities and Exchange Commission (the “SEC”) on November 25, 2025, with respect to Post-Effective Amendment No. 268 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Enhanced Income Opportunity ETF, Westwood Enhanced Multi-Asset Income ETF and Westwood Enhanced Alternative Income ETF (each a “Fund” and together, the “Funds”), each a new series of the Trust, which Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 on September 24, 2025. Set forth below is a summary of each comment and the Registrant’s response thereto.

1.	Comment: With respect to the principal investment strategies sections, please revise to more clearly explain the economics associated with the call option strategy (i.e., how is this strategy expected to perform in rising, flat and declining markets). Also, please more clearly explain what happens as investments are called away and the impact it may have on returns over time.

Response: The discussion of the covered call strategy that appears in each Fund’s Principal Investment Strategies” section has been revised as follows:

The Fund will engage in covered call writing. The Fund currently expects to write call options for the purpose of generating realized gains and distributable cash flow to investors. The Fund will only write call options on securities that the Fund holds in its portfolio (i.e., covered calls). The Fund may also write call options for the purpose of generating additional income and realized gains or reducing the Fund’s ownership in certain securities. A call option on a security is a contract that gives the holder of such call option the right to buy the security underlying the call option from the writer

EDGAR Operations Branch

December 5, 2025

of such call option at a specified price (the “strike price”) at any time during the term of the option. At the time the call option is sold, the writer of a call option receives a premium (or call premium) from the buyer of such call option. ~~If the Fund writes a call option on a security, the Fund has the obligation upon exercise of such call option to deliver the underlying security upon payment of the exercise price.~~ When the Fund writes a call option, an amount equal to the premium received by the Fund will be recorded as a liability and will be subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund as realized gains from investments on the expiration date. If the Fund repurchases a written call option prior to its exercise, the difference between the premium received and the amount paid to repurchase the option is treated as a realized gain or realized loss. ~~If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss.~~ Under normal market conditions, the Fund expects that it will sell call options in an amount that is 80% or more of the value of the equity investments in the Fund’s portfolio.

The Fund, as the writer of ~~the~~ a call option, bears the market risk of an unfavorable change in the price of the security underlying the written option. The Fund’s covered call writing strategy is expected to perform differently across various market environments (i.e., in rising markets, flat or range-bound markets, and declining markets). The price of a security underlying a written call option may increase in a rising market. If the price of an underlying security held by the Fund rises above the call option’s strike price, the option may be exercised and the Fund may be required to sell (“have called away”) the underlying security at the strike price. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. In these instances, the Fund forgoes any appreciation in the stock price of the underlying security to the extent that stock price exceeds the strike price. While the premium received offsets some of the foregone appreciation, in strongly rising equity markets, the Fund’s equity sleeve will typically underperform a similar investment sleeve that is not subject to written call options. In flat or range-bound markets with limited direction, covered call premiums can provide a meaningful portion of the Fund’s total return. All else being equal, in flat or range-bound markets, the Fund is generally expected to outperform a similar investment portfolio that does not sell written call options, as premium income enhances returns without requiring the underlying stock prices to appreciate. In declining markets, the premium received from selling call options should provide a partial buffer against declines in the underlying equity securities. However, the strategy does not eliminate downside risk, and the Fund will experience losses if the underlying securities fall in value. ~~In other words, the Fund can lose money if: (1) the Fund’s equity positions go down in value or (2) the price of an underlying equity exceeds the call option strike price at expiration or an open option position is closed for more than the premium the Fund received at the initial sale. Under normal market conditions, the Fund expects that it will sell call options in an amount that is 80% or more of the value of the equity investments in the Fund’s portfolio.~~

2.	Comment: Please file the investment advisory agreement for the series being registered and please file the legal opinion as to the securities being registered.

EDGAR Operations Branch

December 5, 2025

Response: The Registrant confirms that the investment advisory agreement and legal opinion relating to the Funds will be filed as exhibits to the Trust’s next registration statement relating to the Funds.

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

cc:        Mr. Todd Heim

Ms. Shannon Thibeaux-Burgess

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.